UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 27, 2026

Sugarfina Corporation

(Exact name of issuer as specified in its charter)

Delaware	84-3377991
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5275 W. Diablo Dr., Suite A1-101

Las Vegas, NV 89118

(Full mailing address of principal executive offices)

(855) 784-2734

(Issuer’s telephone number, including area code)

Sugarfina Corporation

SEMIANNUAL REPORT ON FORM 1-SA

In this report, the term “Sugarfina,” “we,” “us,” or “the Company” refers to Sugarfina Corporation (formerly Sugarfina Holdings LLC) and its consolidated subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report. You should read this report completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this semi-annual report on Form 1-SA identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation:

Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with our unaudited consolidated financial statements and accompanying notes included in this semi-annual report on Form 1-SA. The following information and such unaudited consolidated financial statements should also be read in conjunction with the audited financial statements and related notes, together with our discussion and analysis of financial position and results of operations, included in our Annual Report on Form 1-K for the year ended December 31, 2025. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Included in Management’s Discussion and Analysis of Financial Condition and Results of Operations are the following sections:

•	Overview
•	Results of Operations
•	Liquidity and Capital Resources
•	Trend Information

Overview

During the six months ended June 27, 2026 (“1H 2026”), the Company’s net revenue increased approximately 82% compared to the six months ended June 28, 2025 (“1H 2025”), while net loss decreased approximately 18%. The increase in net revenue was primarily attributable to the acquisitions of Caffe Luxxe, on November 30, 2025, and Candy Club, on February 28, 2025, and growth in the Sugarfina wholesale and gifting concierge channels, including the impact of the Target special edition program on the Sugarfina and Candy Club businesses.

Certain channels and businesses continue to be adversely affected by lower consumer demand amid economic uncertainty, inflation and international trade instability. During 1H 2026, the Company experienced revenue growth in its Sugarfina wholesale and gifting concierge channels, while revenue declined in its Sugarfina e-commerce, retail and international channels. The decline in revenue was also caused by store closures. BOXFOX e-commerce and gifting concierge channels also decreased year-over-year.

During 1H 2026, the Company continued to pursue initiatives intended to expand its product offerings, distribution and brand awareness. Sugarfina product launches during the period included the Lunar New Year and Valentine’s Day collections, each of which generated higher sales compared to the corresponding prior-year collections. The Company also introduced its Garden Party collection in spring 2026 and its Sweet Escape and Peanuts Summer collections in May and June 2026, respectively.

The Company added approximately 198 new wholesale accounts during 1H 2026. The Company also continued its public relations reach, email and SMS marketing, digital marketing, social media and brand collaboration initiatives. Based on third-party and internal media reporting metrics, these activities generated reported potential media reach of more than five billion impressions during the period.

Net revenue for 1H 2026 increased by approximately 82% to $19.7 million from $10.8 million in 1H 2025. The increase was primarily attributable to the inclusion of Caffe Luxxe, which contributed $6.2 million, and Candy Club, which contributed $1.7 million following those acquisitions and growth in the Company’s wholesale business, including the Target special edition program, which benefited the Sugarfina and Candy Club wholesale channels.

Excluding these areas of growth, results across the Company’s other channels were mixed. Sugarfina experienced increased revenue in its wholesale and gifting concierge channels, while revenue declined in its e-commerce, retail and international channels. BOXFOX e-commerce and gifting concierge channels decreased year-over-year. Management believes these declines were due to lower consumer demand amid economic uncertainty and inflation, international trade instability and, with respect to the retail channel, store closures.

The Company’s business has historically been seasonal, with approximately 60% or more of annual revenue typically generated during the second half of the year. Accordingly, results for the first six months of the fiscal year may not be indicative of results for the full fiscal year.

Net loss for 1H 2026 was $3.9 million, compared to a net loss of $4.7 million in 1H 2025, representing an improvement of approximately $0.9 million, or 18%. The improvement in net loss was driven by the increase in net revenue and related gross margin, partially offset by higher operating expenses, increased depreciation and amortization expenses and increased non-cash interest expense. See “—Results of Operations – Comparison of Results of Operations” below for additional information regarding the Company’s results for 1H 2026 compared to 1H 2025.

Results of Operations

Factors Affecting Operating Results

Revenue

The Company generates revenue through the sale of confectionery, gifting, and coffee products across multiple brands, including Sugarfina, BOXFOX, Candy Club, and Caffe Luxxe. Products are sold through wholesale distribution, direct-to-consumer e-commerce platforms, Company-operated retail boutiques and café locations, and corporate gifting programs.

The Company’s wholesale channel represents its largest source of revenue, and the Company continues to focus on expanding this channel through the addition of new accounts, including specialty retailers, grocery, hospitality, travel, and online wholesale platforms.

Revenue is primarily driven by unit volume and average selling price. Factors that affect pricing and volume include product mix, promotional activity, input costs, customer demand, and new product introductions. Changes in channel mix, including shifts between wholesale, e-commerce, retail, and corporate gifting, may also impact overall revenue and gross margin.

The Company’s products are sourced from third-party suppliers. Sugarfina products are assembled and packaged by a third-party co-packing partner and subsequently shipped to the Company’s operations center in Las Vegas, Nevada for distribution and fulfillment.

BOXFOX products are assembled and fulfilled through the Company’s Las Vegas operations center. In May 2026, the Company completed the transition of BOXFOX’s assembly and fulfillment operations to the Las Vegas facility as part of its ongoing efforts to consolidate operations and reduce duplicative operating costs. Following the transition, the Company subleased BOXFOX’s former warehouse facility, which reduced the Company’s net occupancy costs associated with the facility. The consolidation of BOXFOX’s operations and the related sublease have contributed to improved operating efficiencies and reduced operating expenses.

Candy Club products are currently processed and fulfilled by a third-party logistics provider in Indiana. The Company is in the process of transitioning Candy Club’s assembly and packaging activities to Sugarfina’s third-party co-packing partner and its fulfillment operations to the Company’s Las Vegas operations center. The Company expects this transition to be substantially completed by the end of 2026. The transition is intended to reduce duplicative fulfillment and logistics costs and improve operating efficiencies.

Caffe Luxxe generates revenue through its 8 retail café locations, wholesale distribution, and e-commerce channels.

The following table presents information regarding the Company’s revenue by sales channel and the number of Sugarfina retail stores and Caffe Luxxe cafés open as of June 27, 2026 and June 28, 2025.

	For the Period January 1, 2026 to June 27, 2026	For the Period January 1, 2025 to June 28, 2025	Percentage Change
Sugarfina
Wholesale	$6,468,942	$4,597,153	41%
E-commerce	1,573,111	1,591,599	-1%
Retail	1,100,614	1,443,767	-24%
Gifting Concierge	867,243	737,481	18%
International	112,484	135,498	-17%
Sugarfina Net Revenue	$10,122,394	8,505,498	19%

BOXFOX
Gifting Concierge	$831,093	$1,062,483	-22%
E-commerce	735,433	929,303	-21%
Other	106,939	-	0%
BOXFOX Net Revenue	$1,673,465	1,991,786	-16%

Candy Club (1)
Wholesale	$1,681,810	$290,716	NM
E-Commerce	29,207	41,801	NM
Candy Club Net Revenue	$1,711,017	332,517	-

Caffe Luxxe (2)
Cafes	$4,444,720	$-	-
Wholesale	1,241,651	-	-
E-commerce	533,061	-	-
Caffe Luxxe Net Revenue	$6,219,432	-	-

Net Revenue	$19,726,308	$10,829,801	82%

Number of Sugarfina boutiques	7	8
Number of Caffe Luxxe cafes	8	-

(1)	For comparative purposes, note that the acquisition of Candy Club was completed on February 28, 2025.

(2)	For comparative purposes, note that the acquisition of Caffe Luxxe was completed on November 30, 2025.

Seasonality

The Company and its subsidiaries are affected by seasonal trends common to the confectionery and gifting industries. As a result, sales and earnings are higher during key holiday periods, including Halloween, Christmas, New Year’s, Lunar New Year, Valentine’s Day, Easter, and Mother’s Day, compared to other periods of the year.

The Candy Club and Caffe Luxxe businesses generally experience less seasonality than the Sugarfina and BOXFOX businesses. As a result, changes in the relative contribution of these businesses to the Company’s consolidated results may affect the Company’s historical seasonal patterns.

Seasonality may cause the Company’s results of operations to fluctuate significantly between fiscal periods. Accordingly, comparisons of operating results between periods within a fiscal year may not be indicative of the Company’s results for the full fiscal year or future periods.

Cost of Sales

Cost of sales for the Company’s Sugarfina and Candy Club businesses consists primarily of the cost of finished confectionery products and packaging, as well as labor, warehousing, and transportation costs, freight, customs duties, and distribution costs. Cost of sales for the Company’s BOXFOX business consists primarily of product costs from third-party suppliers, packaging, freight, fulfillment and related labor costs. Cost of sales for the Company’s Caffe Luxxe business consists primarily of coffee beans, food and beverage ingredients, packaging, freight and other costs associated with products sold through its retail café, wholesale and e-commerce channels.

The Company’s product costs are affected by the prices of commodities and other inputs used by its suppliers, including sugar and other sweeteners, edible oils, cocoa, coffee beans, and packaging materials such as paper, corrugated boxes, films, and plastics. These input costs may fluctuate as a result of weather conditions, agricultural production, transportation and processing costs, government policies, and global supply and demand. The Company is also exposed, directly and indirectly, to changes in fuel and energy costs that may affect production, freight and distribution expenses.

Fluctuations in product, commodity, freight and other supply chain costs may affect the Company’s cost of sales and gross margins. The Company seeks to mitigate the impact of these fluctuations through supplier diversification, purchasing arrangements for certain inputs, changes in product assortment and pricing adjustments where appropriate. The Company may continue to adjust its pricing, sourcing and product offerings in response to changes in input costs, customer demand, and competitive conditions.

The Company may also be affected directly or indirectly by shortages, price increases, tariffs and other trade measures applicable to products, ingredients, packaging and other materials used in its supply chain. The Company continues to monitor developments in U.S. and international trade policy and their impact on its sourcing costs and supply chain.

On February 20, 2026, the U.S. Supreme Court held that the International Emergency Economic Powers Act (“IEEPA”) does not authorize the President to impose tariffs. In April 2026, the Company submitted claims totaling approximately $319,000 seeking refunds of certain previously paid tariffs. As of June 27, 2026, the Company had received approximately $211,000 of such refunds, which were recorded as a reduction of cost of sales during the six months ended June 27, 2026. The timing and amount of any additional refunds remain uncertain.

The Company may adjust its sourcing strategies, supplier mix, and pricing in response to changes in tariff rates, trade policies, applicable laws and regulations and other developments affecting international trade.

Selling, General and Administrative

Selling, general and administrative expenses primarily consist of employee compensation and related expenses for corporate functions, including accounting and finance, planning, customer service, legal, human resources, corporate operations, purchasing, logistics, and executive functions, as well as employee-related expenses associated with the Company’s retail boutiques and café operations.

Selling, general and administrative expenses also include occupancy and utilities costs associated with the Company’s retail boutiques, café locations, distribution and warehouse facilities and Las Vegas operations center, as well as marketing and advertising expenses.

In addition, selling, general and administrative expenses include software and technology costs, professional services, including audit, tax, and legal fees, supplies and equipment, merchant processing and banking fees, insurance, travel and entertainment and other general corporate expenses.

Depreciation and Amortization

Depreciation and amortization expense consists primarily of depreciation of property and equipment, related to leasehold improvements associated with the Company’s retail boutiques, café locations and Las Vegas operations center, as well as amortization of intangible assets, including intellectual property and customer relationships acquired in connection with the BOXFOX and Caffe Luxxe acquisitions.

Interest Expense

Interest expense consists primarily of non-cash interest expense associated with the Company’s note payable to Bristol Luxury Group (“BLG”), the Company’s parent company, and the Patrick Moore Note (as defined below), as well as interest and related financing costs associated with the Company’s Senior Secured Line of Credit. See “—Liquidity and Capital Resources.”

Other Income

Other income consists of insurance proceeds received by Caffe Luxxe related to losses arising from the January 2025 Pacific Palisades wildfire, which destroyed Caffe Luxxe’s Pacific Palisades café. The wildfire and related losses occurred prior to the Company’s acquisition of Caffe Luxxe. Following the acquisition, Caffe Luxxe continued to receive proceeds under insurance policies covering certain losses associated with the wildfire. Insurance proceeds recognized by the Company are included in other income in the period in which the applicable recognition criteria are met.

Comparison of Results of Operations

The following table sets forth our unaudited consolidated statements of operations and comprehensive loss for the periods indicated.

SUGARFINA CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the Period January 1, 2026 to June 27, 2026	For the Period January 1, 2025 to June 28, 2025
NET REVENUE	$19,726,308	$10,829,801

COST OF SALES	9,109,234	5,431,440

GROSS MARGIN	10,617,074	5,398,361

COSTS AND EXPENSES:
Selling, general and administrative	12,676,265	8,821,676
Depreciation and amortization	544,420	100,360
	13,220,685	8,922,036

LOSS FROM OPERATIONS	(2,603,611)	(3,523,675)

OTHER (EXPENSE) INCOME
Interest expense (1)	(1,423,401)	(1,186,355)
Other expense	(19,376)	-
Other income	201,500	14,506
	(1,241,277)	(1,171,849)

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(3,844,888)	(4,695,524)

PROVISION FOR INCOME TAXES	5,275	16,590

NET LOSS	(3,850,163)	(4,712,114)

OTHER COMPREHENSIVE LOSS
Foreign currency translation loss	(3,163)	(31,690)

TOTAL COMPREHENSIVE LOSS	$(3,853,326)	$(4,743,804)

NET LOSS PER SHARE
BASIC AND DILUTED	$(0.28)	$(0.39)

WEIGHTED AVERAGE SHARES OUTSTANDING
BASIC AND DILUTED	18,079,336	14,382,542

(1) Includes approximately $1.1 million and $963,000 of non-cash interest expense associated with our BLG Note (as defined below) to our parent company and our Patrick Moore Note (as defined below) for the periods January 1, 2026 through June 27, 2026 and January 1, 2025 through June 28, 2025, respectively.

Six Months Ended June 27, 2026 Compared with Six Months Ended June 28, 2025

Net Revenue

Net revenue increased $8.9 million, or 82%, to $19.7 million for 1H 2026 from $10.8 million for 1H 2025. The increase was primarily attributable to the inclusion of Caffe Luxxe following its acquisition in the fourth quarter of 2025, as well as growth in the Company’s wholesale channel, including the impact of the Target special edition program on the Sugarfina and Candy Club businesses. These increases were partially offset by lower revenue in the Sugarfina e-commerce, retail and international channels and the BOXFOX business.

Sugarfina wholesale revenue increased $1.9 million, or 41%, in 1H 2026 compared with 1H 2025, primarily due to the Target special edition program and the addition of approximately 198 new wholesale accounts during 1H 2026.

Sugarfina e-commerce revenue remained relatively consistent, decreasing approximately $18,000, or 1%, in 1H 2026 compared with 1H 2025. The modest decrease was primarily attributable to lower promotional activity during the period.

Sugarfina retail revenues decreased approximately $343,000, or 24%, in 1H 2026 compared with 1H 2025, primarily due to the impact of Sugarfina retail store closures and lower sales at existing locations.

Sugarfina gifting concierge revenue increased approximately $130,000, or 18%, in 1H 2026 as compared to 1H 2025, primarily due to a new customer that accounted for $102,000 of revenue in 1H 2026.

Sugarfina international revenue decreased approximately $23,000, or 17%, in 1H 2026 as compared to 1H 2025, primarily due to significant international trade instability and weakening international consumer sentiment.

BOXFOX revenues decreased approximately $318,000, or 16%, between the two periods primarily due to decreasing demand for personalized gifting solutions in the midst of economic uncertainty.

Candy Club revenues increased approximately $1.4 million, in 1H 2026 compared with the post-acquisition period included in 1H 2025. This increase primarily reflects the inclusion of Candy Club for the entire 1H 2026 period compared with only the shorter post-acquisition period in 1H 2025, as well as increased wholesale revenue associated with the Target special edition program.

Caffe Luxxe contributed approximately $6.2 million of net revenue during 1H 2026. Because the Company acquired Caffe Luxxe in the fourth quarter of 2025, there was no corresponding Caffe Luxxe revenue included in the Company’s consolidated results for 1H 2025.

Gross Margin

Gross margin increased by 4.0 percentage points to 53.8% for 1H 2026 from 49.8% for 1H 2025. The increase was primarily attributable to the inclusion of Caffe Luxxe, which generated higher gross margins than the Company’s consolidated gross margin during the prior-year period. Gross margin for 1H 2026 also benefited from approximately $211,000 of tariff refunds recognized as a reduction of cost of sales during the period.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by approximately $3.9 million, or 44%, to $12.7 million for 1H 2026 from $8.8 million for 1H 2025. The increase was attributable to the inclusion of Caffe Luxxe following its acquisition in the fourth quarter of 2025. Selling, general and administrative expenses as a percentage of net revenue decreased by 17% from 1H 2025 to 1H 2026.

Depreciation and Amortization

Depreciation and amortization expenses increased by approximately $444,000, or 442%, to $544,000 for 1H 2026 from $100,000 for 1H 2025. The increase was primarily attributable to the inclusion of $373,000 of Caffe Luxxe depreciation and amortization following its acquisition in the fourth quarter of 2025, as well as $63,000 of amortization associated with BOXFOX intangible assets.

Other Income (Expense)

Other expense, net increased approximately $69,000, or 6%, to $1.2 million for 1H 2026 from $1.2 million for 1H 2025. Interest expense during 1H 2026 included non-cash interest expense associated with the BLG Note and Patrick Moore Note, as well as interest and related financing costs associated with the Company’s Senior Secured Line of Credit.

Other income during 1H 2026 also included insurance proceeds recognized by Caffe Luxxe related to losses arising from the January 2025 Pacific Palisades wildfire, which destroyed Caffe Luxxe’s Pacific Palisades café prior to the Company’s acquisition of Caffe Luxxe. See “—Liquidity and Capital Resources.”

As a result of the foregoing, net loss for 1H 2026 was approximately $3.9 million compared to approximately $4.7 million during 1H 2025.

Liquidity and Capital Resources

As of June 27, 2026, the Company had approximately $117,000 of cash and cash equivalents and approximately $903,000 of accounts receivable. The Company has historically incurred recurring net losses, experienced negative cash flows from operating activities, and has an accumulated deficit. These factors have placed pressure on the Company’s liquidity and limited its ability to fund operations solely through internally generated cash flows.

The Company’s primary liquidity requirements include funding working capital, including inventory purchases in advance of seasonal demand, supporting distribution and other growth initiatives, and meeting debt service and other contractual obligations. The Company has historically funded these requirements through a combination of equity financings, borrowings under its credit facilities and related-party financing, and cash generated from operations.

Equity Financings

During 2025 and 2026, the Company undertook several financing activities pursuant to Regulation D under the Securities Act of 1933, as amended (“Regulation D”) to support its liquidity and working capital requirements. The Company raised approximately $5.0 million through its Series B Convertible Preferred Stock offering and approximately $4.3 million through its Series C Convertible Preferred Stock offering. During the first half of 2025, the Company raised approximately $600,000 and $3.6 million under the Series B and Series C offerings, respectively. Proceeds from these offerings were used primarily to fund working capital and inventory purchases and to repay certain debt obligations.

The Company commenced an offering pursuant to Regulation D of its Series D Convertible Preferred Stock near the end of 1H 2026. Through the date of this report, the Company has raised approximately $1.3 million through the Series D offering. The Company intends to use the proceeds from the Series D offering primarily for working capital, inventory purchases, costs associated with the offering and other general corporate purposes. See Note 12 to the Company’s unaudited consolidated financial statements for additional information regarding the Company’s equity offerings and subsequent financing activities.

Senior Secured Line of Credit

The Company maintains a senior secured line of credit (“Senior Secured Line of Credit”) that is used primarily to fund working capital requirements. As of June 27, 2026, the Company had approximately $1.1 million outstanding under the facility.

Subsequent to June 27, 2026, Austin Financial Services, Inc. (“AFS”) provided notice of termination of the Company’s Senior Secured Line of Credit. The termination was not related to a default by the Company. On September 22, 2026, the Company entered into a revenue participation agreement with Vale Tactical Capital, LLC, pursuant to which the Company received gross proceeds of $2.0 million. The Company used a portion of the proceeds to repay in full the amounts outstanding under the Senior Secured Line of Credit. See Notes 9 and 14 to the Company’s unaudited consolidated financial statements for additional information regarding the Company’s Senior Secured Line of Credit and subsequent financing.

Related-Party Financing.

The Company also maintains indebtedness under a secured promissory note with Bristol Luxury Group, LLC (“BLG”), the Company’s majority stockholder (the “BLG Note”). Subject to the terms of the BLG Note, the Company may borrow, repay and reborrow amounts from time to time, provided that the aggregate outstanding principal amount does not exceed $15.0 million.

During 1H 2026, BLG advanced approximately $1.2 million to the Company under the BLG Note. The proceeds were used primarily to fund working capital requirements and costs associated with the Company’s Series D offering. As of June 27, 2026, approximately $20.3 million was outstanding under the BLG Note, consisting of approximately $11.0 million of principal and $9.3 million of accrued PIK interest. Subsequent to June 27, 2026, BLG advanced an additional $500,000 to the Company under the BLG Note through the date of this report, which was used primarily to fund working capital requirements.

Additionally, Scott LaPorta, the Company’s CEO, advanced $410,000 to the Company during 1H 2026 to fund working capital in advance of the fall and winter holiday season. The advance was made without formal documented terms and as of June 27, 2026, $85,000 had been repaid. The Company expects to fully repay Mr. LaPorta prior to the end of the year.

See Notes 9 and 14 to the Company’s unaudited consolidated financial statements for additional information regarding the BLG Note, including outstanding balances and terms and subsequent developments.

Acquisition-Related Obligations

The Company assumed certain liabilities in connection with the BOXFOX, Candy Club, and Caffe Luxxe acquisitions, which have required, or may require, cash outflows in accordance with their respective terms. See Note 9 to the Company’s unaudited consolidated financial statements for additional information regarding these obligations.

The Company’s acquisition and integration activities have also affected its working capital requirements. The Company has sought to offset a portion of these additional requirements through integration and cost-management initiatives, including the consolidation of BOXFOX’s operations into the Company’s Las Vegas operations center, the sublease of BOXFOX’s former warehouse facility, planned consolidation of certain Candy Club operations, retail store closures and other operating efficiencies.

Liquidity Outlook

Management continues to monitor the Company’s liquidity requirements and evaluate sources of capital. The Company expects its principal liquidity requirements to continue to include working capital, inventory purchases, debt service and funding of growth initiatives. The Company’s ability to satisfy these requirements will depend, in part, on its ability to generate cash from operations, maintain access to its credit facilities and related-party financing, and raise additional capital.

The Company may seek additional capital through equity or debt financings. Any equity financing may result in dilution to existing stockholders, and additional debt financing may contain restrictive covenants, require additional collateral and increase the Company’s debt service obligations. There can be no assurance that additional financing will be available when needed or on terms acceptable to the Company. If the Company is unable to generate sufficient cash from operations or obtain additional financing when required, it may be required to reduce or delay expenditures, modify its growth plans or take other actions to address liquidity requirements.

Cash Flows from Operating Activities

The Company uses cash generated from operations, together with borrowings and other sources of liquidity, to fund its working capital requirements. When available, excess cash is generally used to repay borrowings under the Company’s Senior Secured Line of Credit. Operating cash flows may fluctuate significantly between periods as a result of changes in working capital, including the timing of inventory purchases, payments to suppliers, lease and other prepayments, and collections of accounts receivable.

Net cash provided by operating activities was approximately $1.0 million for 1H 2026, compared with net cash used in operating activities of approximately $2.6 million for 1H 2025, representing an improvement of approximately $3.7 million. The improvement was primarily attributable to favorable changes in working capital, a lower net loss and higher non-cash expenses.

Net loss decreased to approximately $3.9 million for 1H 2026 from approximately $4.7 million in 1H 2025. Non-cash expenses included approximately $1.1 million of non-cash interest expense in 1H 2026, compared with approximately $1.0 million of non-cash interest expense in 1H 2025, and depreciation and amortization of approximately $544,000 in 1H 2026, compared with $100,000 in 1H 2025.Changes in working capital were a significant contributor to operating cash flow during 1H 2026. Accounts receivable decreased approximately $3.1 million during the period, primarily reflecting the collection of customer receivables following the seasonally significant fourth quarter of 2025, as well as collections associated with wholesale sales during 1H 2026.

These sources of cash were partially offset by a decrease in accounts payable and accrued expenses, reflecting the timing of payments to suppliers and other obligations, as well as increases in prepaid assets. Inventory, excluding the impact of business combinations, decreased during 1H 2026 and also contributed to operating cash flow.

Cash Flows from Investing Activities

Net cash used in investing activities was approximately $278,000 for 1H 2026, compared with $919,000 for 1H 2025. The decrease in cash used in investing activities was primarily attributable to the acquisition of Candy Club during 1H 2025, for which there was no comparable acquisition-related cash outflow during 1H 2026.

Capital expenditures were approximately $278,000 in 1H 2026, compared with approximately $65,000 for 1H 2025. Capital expenditures during 1H 2026 were primarily related to the build-out of Caffe Luxxe’s Culver City, California café, which opened in March 2026.

During 1H 2025, the Company paid $850,000 in connection with the acquisition of certain assets of Candy Club.

Cash Flows from Financing Activities

Net cash used in financing activities was approximately $788,000 for 1H 2026, compared with net cash provided by financing activities of $3.5 million for 1H 2025. The change primarily reflected the absence of Series B and Series C financing proceeds during 1H 2026 and higher net repayments under the Company’s Senior Secured Line of Credit, partially offset by borrowings and advances from related parties.

During 1H 2025, the Company received $3.6 million of proceeds from the issuance of Series C Convertible Preferred Stock and $600,000 of proceeds from the issuance of Series B Convertible Preferred Stock. No proceeds from the issuance of Series B or Series C offerings were received during 1H 2026, as both offerings had previously closed. The Company incurred approximately $288,000 of offering costs during 1H 2026, primarily in connection with its Series D Convertible Preferred Stock offering, compared with approximately $26,000 during 1H 2025.

The Company continued to utilize its Senior Secured Line of Credit to fund working capital requirements. During 1H 2026, borrowings under the facility were approximately $9.0 million and repayments were approximately $10.9 million, resulting in net repayments of approximately $1.9 million. During 1H 2025, borrowings were approximately $4.8 million, and repayments were approximately $5.1 million, resulting in net repayments of approximately $344,000.

During 1H 2026, the Company received $1.2 million in borrowings under the BLG Note and approximately $367,000 of other advances from related parties, compared with no related party borrowings or advances during 1H 2025. Repayments to related parties were approximately $85,000 during 1H 2026, compared with approximately $36,000 during 1H 2025. Repayments of other liabilities were approximately $69,000 during 1H 2026, compared with approximately $271,000 during 1H 2025.

Trend Information

The Company’s operating results are affected by trends in consumer demand, wholesale distribution, the performance and integration of acquired businesses, product and channel mix, input and transportation costs, and general economic conditions. Management monitors these trends in evaluating the Company’s operating strategy, liquidity requirements and expected financial performance.

Revenue and Distribution Trends

The Company continues to focus on expanding its customer base across its portfolio of brands, including Sugarfina, BOXFOX, Candy Club and Caffe Luxxe, and across its wholesale, e-commerce, corporate gifting and retail and café channels. During 1H 2026, revenue growth was primarily supported by the inclusion of Caffe Luxxe following its acquisition in the fourth quarter of 2025 and growth in wholesale distribution, including the Target special edition program.

The Company expects wholesale distribution, corporate gifting and contributions from recently acquired businesses to continue to be important drivers of revenue. These trends may be partially offset by continued softness in certain direct-to-consumer channels. During 1H 2026, the Company experienced lower revenue in its Sugarfina retail and international channels, while e-commerce revenue remained relatively consistent with the prior-year period.

The Company continues to evaluate the performance of its retail boutiques and may close additional locations whereas management determines that expected store-level performance does not support continued operation. The Company also continues to pursue product launches, brand collaborations and targeted marketing initiatives intended to support customer acquisition and revenue growth.

Acquisition Integration and Operating Costs

The Company continues to integrate its acquired businesses and consolidate certain operations in an effort to reduce duplicative costs and improve operating efficiencies. During 1H 2026, the Company completed the transition of BOXFOX’s assembly and fulfillment operations to its Las Vegas operations center and subsequently subleased BOXFOX’s former warehouse facility. The Company is also transitioning certain Candy Club assembly and fulfillment activities to Sugarfina’s third-party co-packing partners and its Las Vegas operations center and expects this transition to be substantially completed by the end of 2026.

The Company expects operating expenses to continue to reflect costs associated with its expanded operations, marketing activities and the integration of acquired businesses. These costs may be partially offset by cost-management initiatives and operating efficiencies resulting from the consolidation and integration of acquired operations.

Gross Margin and Input Costs

The Company’s gross margin may continue to be affected by changes in product and channel mix, the relative contribution of acquired businesses, commodity and other input costs, freight and transportation costs, tariffs and pricing actions. The inclusion of Caffe Luxxe, which operates at higher gross margins than certain of the Company’s other businesses, contributed to the improvement in consolidated gross margin during 1H 2026.

The Company remains exposed to fluctuations in the costs of ingredients, coffee, packaging materials, freight, labor and other inputs. The Company seeks to manage these cost pressures through supplier diversification, sourcing initiatives, product assortment changes and selective pricing actions. There can be no assurance that these actions will fully offset increases in input or transportation costs.

Tariffs and International Trade

The Company continues to monitor changes in U.S. and international trade policies, including tariffs and other trade measures that may affect the cost or availability of imported products, ingredients and packaging materials. Changes in tariff rates, trade regulations, foreign currency exchange rates or global supply chains could affect the Company’s product costs, sourcing strategies, pricing and gross margins.

The Company may respond to changes in trade conditions by modifying its supplier mix, evaluating alternative sourcing arrangements and implementing pricing adjustments where appropriate. The timing and financial impact of future changes in trade policy remain uncertain.

Seasonality and Working Capital

The Company’s business is seasonal, with a significant portion of annual revenue historically generated during the second half of the fiscal year. As a result, the Company generally increases inventory in advance of the holiday selling season, which may increase working capital requirements and the Company’s use of its available sources of liquidity during periods preceding seasonal sales.

Changes in the size and timing of wholesale customer orders may also cause significant fluctuations in accounts receivable, inventory and operating cash flows between periods. Accordingly, the Company’s operating cash flows for an interim period may not be indicative of operating cash flows for the full fiscal year.

Liquidity and Capital Resources

The Company has historically incurred recurring net losses and has relied on a combination of cash generated from operations, equity financings and borrowings under its Senior Secured Line of Credit and related-party financing to fund its operations and working capital requirements. The Company expects that its ability to execute its growth strategy will continue to depend, in part, on its ability to generate cash from operations and maintain access to external sources of capital.

The Company may seek additional debt or equity financing to support its working capital requirements, seasonal inventory purchases and growth initiatives. The availability and cost of additional capital may be affected by the Company’s operating performance, financial condition, prevailing market conditions and other factors. There can be no assurance that additional financing will be available when needed or on terms acceptable to the Company. See “—Liquidity and Capital Resources.”

Item 2. Other Information

None

Item 3. Financial Statements

SUGARFINA CORPORATION

CONSOLIDATED BALANCE SHEETS

	June 27, 2026 (Unaudited)	December 31, 2025
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$117,037	$180,553
Accounts receivable, net of allowance for credit losses	903,211	4,025,475
Inventory	2,779,806	3,668,660
Prepaid and other current assets	1,378,586	1,308,168
Total current assets	5,178,640	9,182,856

OTHER ASSETS
Property and equipment, net	1,314,924	1,240,643
Goodwill	24,411,542	24,411,542
Intangible assets, net	13,187,139	13,524,639
Right-of-use assets, net	9,417,484	9,227,370
Other assets	272,322	323,696
Total noncurrent assets	48,603,411	48,727,890

TOTAL ASSETS	$53,782,051	$57,910,746

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
Accounts payable	$2,335,052	$2,679,739
Accrued expenses	2,145,007	2,890,661
Deferred revenue	1,805,497	1,455,429
Senior secured line of credit	1,070,717	-
Due to related parties	325,000	-
Lease liabilities	2,906,106	3,067,819
Other current liabilities	213,138	302,066
Total current liabilities	10,800,517	10,395,714

NONCURRENT LIABILITIES
Senior secured line of credit	-	2,983,323
Due to related party, noncurrent portion	1,414,558	1,457,833
Secured subordinated promissory note payables to related parties	20,914,310	18,535,598
Lease liabilities, noncurrent portion	6,839,311	6,561,126
Contingent equity consideration (162,106 holdback shares of common stock at December 31, 2025)	-	1,003,436
Other noncurrent liabilities	19,514	41,628
Total noncurrent liabilities	29,187,693	30,582,944

COMMITMENTS AND CONTINGENCIES (Note 11)

STOCKHOLDERS' EQUITY
Series A preferred stock, $0.01 par value, 800,000 shares issued and outstanding at June 27, 2026 and December 31, 2025	8,000	8,000
Series B preferred stock, $0.01 par value, 4,980 shares issued and outstanding at June 27, 2026 and December 31, 2025	50	50
Series C preferred stock, $0.01 par value, 4,285 shares issued and outstanding at June 27, 2026 and December 31, 2025	43	43
Common stock; $0.01 par value, 25,000,000 shares authorized; 18,158,582 and 17,989,644 shares issued and outstanding at of June 27, 2026 and December 31, 2025, respectively	384,659	382,615
Series D preferred stock, $0.01 par value, 0 shares issued and outstanding at June 27, 2026 and December 31, 2025	-	-
Additional paid-in capital	55,013,495	54,300,460
Accumulated deficit	(41,456,880)	(37,606,717)
Accumulated other comprehensive loss	(155,526)	(152,363)
Total stockholders' equity	13,793,841	16,932,088

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$53,782,051	$57,910,746

The accompanying notes are an integral part of these unaudited consolidated financial statements.

SUGARFINA CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the Period January 1, 2026 to June 27, 2026	For the Period January 1, 2025 to June 28, 2025
NET REVENUE	$19,726,308	$10,829,801

COST OF SALES	9,109,234	5,431,440

GROSS MARGIN	10,617,074	5,398,361

COSTS AND EXPENSES:
Selling, general and administrative	12,676,265	8,821,676
Depreciation and amortization	544,420	100,360
Total costs and expenses	13,220,685	8,922,036

LOSS FROM OPERATIONS	(2,603,611)	(3,523,675)

OTHER (EXPENSES) INCOME
Interest expense	(1,423,401)	(1,186,355)
Other expense	(19,376)	-
Other income	201,500	14,506
Total other (expenses) income	(1,241,277)	(1,171,849)

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(3,844,888)	(4,695,524)

PROVISION FOR INCOME TAXES	5,275	16,590

NET LOSS	(3,850,163)	(4,712,114)

OTHER COMPREHENSIVE LOSS
Foreign currency translation loss	(3,163)	(31,690)

TOTAL COMPREHENSIVE LOSS	$(3,853,326)	$(4,743,804)

NET LOSS PER SHARE
BASIC AND DILUTED	$(0.28)	$(0.39)

WEIGHTED AVERAGE SHARES OUTSTANDING
BASIC AND DILUTED	18,079,336	14,382,542

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

SUGARFINA CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

(UNAUDITED)

	Series A Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Series D Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amounts	Capital	Deficit	Loss	Total
BALANCE, DECEMBER 31, 2024	800,000	$8,000	4,355	$44	-	$-	-	$-	14,382,542	$143,825	$25,859,434	$(30,902,953)	$(109,535)	$(5,001,185)

OTHER COMPREHENSIVE LOSS	-	-	-	-	-	-	-	-	-	-	-	-	(31,690)	(31,690)

ISSUANCE OF CLASS B PREFERRED STOCK	-	-	625	6	-	-	-	-	-	-	624,994	-	-	625,000

ISSUANCE OF CLASS C COMMON STOCK	-	-	-	-	3,610	36	-	-	-	-	3,609,964	-	-	3,610,000

OFFERING COSTS	-	-	-	-	-	-	-	-	-	-	(25,987)	-	-	(25,987)

NET LOSS	-	-	-	-	-	-	-	-	-	-	-	(4,712,114)	-	(4,712,114)

BALANCE, JUNE 28, 2025	800,000	$8,000	4,980	$50	3,610	$36	-	$-	14,382,542	$143,825	$30,068,405	$(35,615,067)	$(141,225)	$(5,535,976)

	Series A Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Series D Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amounts	Capital	Deficit	Loss	Total
BALANCE, DECEMBER 31, 2025	800,000	$8,000	4,980	$50	4,285	$43	-	$-	17,989,644	$382,615	$54,300,460	$(37,606,717)	$(152,363)	$16,932,088

OTHER COMPREHENSIVE LOSS	-	-	-	-	-	-	-	-	-	-	-	-	(3,163)	(3,163)

CONVERSION OF CONTINGENT EQUITY CONSIDERATION							-	-	162,106	1,621	1,001,815	-	-	1,003,436

EARNOUT EQUITY COMPENSATION (NON-CASH)							-	-	6,832	423	(423)	-	-	-

OFFERING COSTS	-	-	-	-	-	-	-	-	-	-	(288,357)	-	-	(288,357)

NET LOSS	-	-	-	-	-	-	-	-	-	-	-	(3,850,163)	-	(3,850,163)

BALANCE, JUNE 27, 2026	800,000	$8,000	4,980	$50	4,285	$43	-	$-	18,158,582	$384,659	$55,013,495	$(41,456,880)	$(155,526)	$13,793,841

The accompanying notes are an integral part of these unaudited consolidated financial statements.

SUGARFINA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Period January 1, 2026 to June 27, 2026	For the Period January 1, 2025 to June 28, 2025
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,850,163)	$(4,712,114)
Adjustments to reconcile net loss to net cash from operating activities
Depreciation and amortization	544,420	100,360
Non-cash interest expense	1,178,712	963,047
Changes in operating assets and liabilities:
Accounts receivable	3,122,264	1,170,997
Inventory	888,854	167,492
Prepaid and other current assets	(70,418)	146,614
Accounts payable	(348,070)	71,498
Accrued expenses	(745,654)	(1,167,229)
Deferred revenue	350,068	88,752
Other, net	(64,361)	521,380
Net Cash Provided by (Used In) Operating Activities	1,005,652	(2,649,203)

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(267,958)	(65,352)
Cash paid for Candy Club Acquisition	-	(850,000)
Net Cash Used In Investing Activities	(267,958)	(915,352)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings on senior secured line of credit	9,027,844	4,762,104
Repayments on senior secured line of credit	(10,940,450)	(5,105,607)
Proceeds from issuance of Series B preferred stock	-	600,000
Proceeds from issuance of Series C preferred stock	-	3,610,000
Offering costs	(288,357)	(25,987)
Borrowings from related parties	1,200,000	-
Repayments to related parties	(85,000)	(36,150)
Advances from related party	366,725	-
Repayments on other liabilities	(78,809)	(270,657)
Net Cash (Used In) Provided by Financing Activities	(798,047)	3,533,703

EFFECT OF EXCHANGE RATES ON CASH	(3,163)	(31,690)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(63,516)	(62,542)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	180,553	756,194

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$117,037	$693,652

The accompanying notes are an integral part of these unaudited consolidated financial statements.

SUGARFINA CORPORATION

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – Operations

Organization and Operations

Sugarfina Corporation (the “Company”) is a Delaware corporation, and, together with its consolidated subsidiaries, operates a portfolio of consumer brands across the premium confectionery, gifting and specialty coffee categories. The Company sells its products and services through wholesale, e-commerce, corporate gifting, retail and café channels.

Sugarfina USA LLC, Sugarfina Global LLC, Sugarfina Global Canada LTD, and Sugarfina IP LLC, collectively, “Sugarfina”, market and sell premium confectionery products through wholesale distribution, e-commerce corporate gifting, and Company-operated retail boutiques. Sugarfina’s product offerings include domestic and imported gummies, caramels, chocolates and other confectionery products. Sugarfina also maintains an international presence through franchise arrangements.

BOXFOX, Inc., (“BOXFOX”), provides curated and customized gifting products and services primarily through corporate gifting and e-commerce channels.

Candy Club Corporation, (“Candy Club”), is a moderately-positioned confectionery company, distributing its products through wholesale and e-commerce channels.

Artisanal Expressions, Inc., (“Caffe Luxxe”) is a Los Angeles-based specialty coffee roaster and café operator that sells coffee, food and related products through Company-operated café locations, wholesale distribution, and e-commerce channels.

The Company is a majority-owned subsidiary of Bristol Luxury Group LLC (“BLG”).

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. In the opinion of management, the accompanying unaudited consolidated financial statements include all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the interim periods presented. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the full fiscal year.

The consolidated financial statements include the accounts of Sugarfina Corporation and its wholly owned subsidiaries, Sugarfina USA LLC, Sugarfina Global LLC, Sugarfina Global Canada LTD, Sugarfina IP LLC, BOXFOX, Candy Club, and Caffe Luxxe. All intercompany balances and transactions have been eliminated in consolidation.

The Company acquired Candy Club on February 28, 2025, and Caffe Luxxe on November 30, 2025. The results of operations of Candy Club and Caffe Luxxe have been included in the Company’s consolidated financial statements beginning March 1, 2025 and December 1, 2025, respectively.

Liquidity and Capital Resources

As of June 27, 2026, the Company had approximately $117,000 in cash and cash equivalents and approximately $903,000 in accounts receivable. The Company has historically incurred recurring net losses and has an accumulated deficit. These conditions, together with the Company’s working capital requirements and seasonal inventory needs, have required the Company to utilize external sources of capital to fund its operations.

During the six months ended June 27, 2026, the Company generated approximately $1.0 million of cash from operating activities, compared with approximately $2.6 million of cash used in operating activities during the comparable prior-year period. The Company has also implemented operating and cost initiatives intended to improve profitability and liquidity, including integration of acquired businesses, consolidation of fulfillment operations, management of selling, general and administrative expenses, and initiatives to improve gross margins.

The Company has continued to raise capital and obtain financing to support its operations. During the six months ended June 27, 2026, the Company commenced an offering pursuant to Regulation D of the Securities Act of 1933 of its Series D Convertible Preferred Stock and received additional advances from BLG, its majority stockholder. Subsequent to June 27, 2026, the Company received additional proceeds from the Series D offering and additional financing from BLG. See Notes 9 and 14.

On July 31, 2026, Austin Financial Services, Inc. (“AFS”) provided notice of termination of the Company’s senior secured revolving credit facility. The termination was not related to a default by the Company. On September 22, 2026, the Company entered into a revenue participation agreement with Vale Tactical Capital, LLC pursuant to which the Company received net proceeds of approximately $2.0 million. A portion of the proceeds was used to repay in full the amounts outstanding under the AFS facility. See Notes 9 and 14.

The Company evaluated whether conditions and events, considered in the aggregate, raise substantial doubt about its ability to continue as a going concern within one year after the date these financial statements are issued. Management’s evaluation considered the Company’s historical losses and limited cash resources, as well as its forecasted operating cash flows, expected working capital requirements, financing completed through the issuance date of these financial statements, and other actions available to management. Based on these factors and management’s plans, the Company concluded that it is probable that the Company will be able to meet its obligations as they become due for at least one year following the issuance of these financial statements. In addition, the Company may seek to obtain additional funding through equity or debt financing or may receive financial support from BLG to fund working capital needs and support operations. Accordingly, management concluded that substantial doubt about the Company’s ability to continue as a going concern has been alleviated.

Use of Estimates

The preparation of the unaudited consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include, but are not limited to, revenue recognition; the valuation and useful lives of long-lived assets, goodwill, and other intangible assets; assumptions used in testing for impairment of long-lived assets, goodwill, and indefinite-lived intangible assets; purchase price allocations in business combinations; allowance for credit losses on accounts receivable; inventory valuation, including reserves for obsolescence and shrinkage; recognition of deferred revenue; lease-related assumptions, including incremental borrowing rates; income taxes, including deferred tax assets and valuation allowances; the determination of the fair value of equity-based awards; and depreciation and amortization.

Actual results could differ materially from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk include cash and cash equivalents and accounts receivable arising from normal business activities. At June 27, 2026 and December 31, 2025, the Company maintained cash with financial institutions in excess of federally insured limits. The Company places its cash with high-quality financial institutions and has not experienced losses with respect to these items. The Company extends credit to its customers and generally does not require collateral from them.

Customer Concentrations

For the six months ended June 27, 2026, one customer accounted for approximately 19% of net revenue.

Supplier Concentrations

The Company’s operations are subject to several factors which are beyond the control of management, such as changes in manufacturers’ pricing and the continued operation of its significant manufacturers. While the Company sells a diversified product line, it remains dependent upon the limited number of suppliers which it selects. There were no concentrations of suppliers during the period January 1, 2026 to June 27, 2026 and January 1, 2025 to June 28, 2025.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values due to the short-term nature of these instruments. The fair value of long-term debt is estimated based on quoted market prices for similar instruments or borrowing rates available to the Company at the reporting date.

The Company measures certain assets and liabilities at fair value in accordance with the fair value hierarchy established under applicable accounting guidance, which prioritizes the inputs used in measuring fair value into three levels. The Company uses observable market data when available and minimizes the use of unobservable inputs when determining fair value.

The Company’s nonfinancial assets, including long-lived assets, goodwill, and other intangible assets, are measured at fair value on a nonrecurring basis when events or changes in circumstances indicate that the carrying amount may not be recoverable.

Cash and Cash Equivalents

For the purposes of the unaudited consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company maintains an allowance for expected credit losses, which reflects management’s estimate of expected losses based on historical collection experience, current economic conditions, and reasonable and supportable forecasts.

In determining the allowance, the Company evaluates accounts receivable on a pooled basis where similar risk characteristics exist and on an individual basis for specific customers as necessary, taking into consideration factors such as customer financial condition, credit history, aging of receivables, and current economic conditions.

The allowance for credit losses is recorded as a charge to earnings. Accounts are written off against the allowance when they are determined to be uncollectible. Recoveries of amounts previously written off are recorded when received.

At June 27, 2026 and December 31, 2025, the allowance for credit losses was approximately $78,000 and $159,000, respectively.

Inventory

Inventory is valued at the lower of cost or net realizable value. Cost is determined under the average cost method.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally ranging from three to five years. Leasehold improvements are amortized over the lesser of their useful lives or the length of the lease. Expenditures for maintenance and repairs are charged to expense as incurred.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations and is recorded as an intangible asset. Goodwill is not amortized but is tested for impairment at least annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount.

The Company performs its annual impairment test at the reporting unit level, which is an operating segment or one level below an operating segment for which discrete financial information is available and regularly reviewed by management. The Company may first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit exceeds its carrying amount. If the Company concludes that this is the case, no further testing is required. If the Company elects to bypass the qualitative assessment or determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company performs a quantitative impairment test.

The quantitative impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to the reporting unit. The Company estimates the fair value of its reporting units using valuation methodologies consistent with the income and market approaches. The income approach is based on discounted cash flow analyses and requires significant judgments, including assumptions about future revenue growth rates, operating margins, terminal growth rates, and discount rates. The market approach utilizes comparable company multiples where appropriate.

These estimates and assumptions are inherently uncertain and are based on management’s expectations regarding future operating performance and economic conditions. Changes in these assumptions or in the Company’s operating results or market conditions could result in future goodwill impairment charges.

Management will perform its annual goodwill impairment assessment for the BOXFOX and Caffe Luxxe reporting units during the fourth quarter of 2026.

Intangible assets acquired in business combinations are recorded at their estimated fair values as of the acquisition date. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives, and the Company evaluates the useful lives of these assets on an ongoing basis and revises them, as necessary.

As of June 27, 2026 and December 31, 2025, intangible assets consist of certain intellectual property acquired in the BOXFOX Acquisition, the Candy Club Acquisition, and the Caffe Luxxe Acquisition. The valuation of the intangible assets acquired in the BOXFOX Acquisition and Candy Club Acquisition was finalized during 2025. The Company is in the process of finalizing the valuation of assets acquired in the Caffe Luxxe Acquisition. Accordingly, the amounts recorded are preliminary and subject to adjustment. Any such adjustments may also impact the Company’s income tax calculations.

The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When such indicators are present, the Company compares the carrying amount of the asset to the estimated undiscounted future cash flows expected from its use and eventual disposition. If the carrying amount exceeds those cash flows, an impairment loss is recognized for the excess of the carrying amount over its fair value.

Long-Lived Assets

Long-lived assets are assessed for recoverability on an ongoing basis. In evaluating the fair value and future benefits of long-lived assets, their carrying value would be reduced by any excess of the long-lived asset over management’s estimate of the anticipated undiscounted future net cash flows of the related long-lived asset. At June 27, 2026 and December 31, 2025, management assessed that there was no impairment of its long-lived assets.

Due to Related Parties

Current Liabilities

During the first half of 2026, Scott LaPorta, the Company’s CEO, advanced $410,000 to the Company to fund working capital in advance of the fall and winter holiday season. The advance was made without formal documented terms and as of June 27, 2026, $85,000 had been repaid. The Company expects to fully repay Mr. LaPorta prior to the end of the year.

Noncurrent Liabilities

Due to related party amounts classified as noncurrent are reimbursements of expenses paid by BLG on behalf of Sugarfina Corporation.

Revenue Recognition

The Company determines revenue recognition through the following steps:

•	Identification of a contract with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when or as the performance obligations are satisfied.

The Company primarily generates revenue from the sale of products through its e-commerce platforms, wholesale customers, and Company-operated retail boutique and café locations. Revenue is recognized net of estimated returns and excludes sales taxes.

Revenue from retail store and café sales is recognized at the point of sale. Revenue from e-commerce and wholesale sales, including shipping revenue, is recognized at a point in time when control of the product transfers to the customer, which occurs upon shipment.

Customer deposits and advance payments are recorded as deferred revenue and recognized as revenue when the related performance obligations are satisfied, typically upon delivery of products or services. Gift card sales are recorded as contract liabilities and recognized as revenue upon redemption.

The Company recognizes estimated breakage income in proportion to actual redemptions based on historical redemption patterns. To the extent the Company does not have sufficient history to estimate breakage, revenue is recognized when the likelihood of redemption becomes remote.

The Company offers customer loyalty programs under which customers earn points based on qualifying purchases. These points represent a separate performance obligation, as they provide customers with a material right. A portion of the transaction price is allocated to the points based on their relative standalone selling price and is recorded as deferred revenue. Revenue associated with loyalty points is recognized when the points are redeemed or when the likelihood of redemption becomes remote. The Company estimates breakage based on historical redemption patterns and recognizes such amounts in proportion to actual redemptions.

The following table presents the Company’s revenue disaggregated by revenue source:

	For the Period January 1, 2026 to June 27, 2026	For the Period January 1, 2025 to June 28, 2025	Percentage Change
Sugarfina
Wholesale	$6,468,942	$4,597,153	41%
E-commerce	1,573,111	1,591,599	-1%
Retail	1,100,614	1,443,767	-24%
Gifting Concierge	867,243	737,481	18%
International	112,484	135,498	-17%
Sugarfina Net Revenue	$10,122,394	$8,505,498	19%

BOXFOX
Gifting Concierge	$831,093	$1,062,483	-22%
E-commerce	735,433	929,303	-21%
Other	106,939	-	0%
BOXFOX Net Revenue	$1,673,465	$1,991,786	-16%

Candy Club
Wholesale	$1,681,810	$290,716	-
E-Commerce	29,207	41,801	-
Candy Club Net Revenue	$1,711,017	$332,517	-

Caffe Luxxe
Cafes	$4,444,720	$-	-
Wholesale	1,241,651	-	-
E-commerce	533,061	-	-
Caffe Luxxe Net Revenue	$6,219,432	$-	-

Net Revenue	$19,726,308	$10,829,801	82%

Number of Sugarfina boutiques	7	8
Number of Caffe Luxxe cafes	8	-

Contract asset balances are presented net of allowance for doubtful accounts and are comprised solely of accounts receivable. Contract liability balances are comprised of deferred revenue, gift card liabilities, and loyalty program liabilities.

	June 27, 2026	December 31, 2025
Contract Assets	$903,211	$4,025,475
Contract Liabilities	1,805,497	1,455,429

Advertising

Advertising costs, which are recorded in selling, general and administrative expenses, are charged to operations when incurred.

The Company incurred approximately $544,000 and $514,000 in advertising expenses for the six months ended June 27, 2026 and June 28, 2025, respectively. $115,000 of the total advertising costs was related to third-party commissions incurred through certain wholesale sales for the period from January 1, 2026 through June 27, 2026 compared to $112,000 for the period from January 1, 2025 through June 28, 2025.

Stock-Based Compensation

The Company provides an equity-based incentive plan for employees, which permits the issuance of up to 700,000 shares of common stock in the form of stock options.

At June 27, 2026, the Company had 639,425 stock options outstanding under the plan. The stock options vest ratably over four years from the date of grant; however, they do not become exercisable until the occurrence of an exit event, such as a change in control or an initial public offering. Upon the occurrence of an exit event, any unvested options will vest immediately prior to the consummation of such event, provided the participant remains employed through the date of the exit event.

As of June 27, 2026, the Company has not recognized any stock-based compensation expense related to these awards due to the performance condition (i.e., exit event) associated with their exercisability. See Note 13.

Lease Accounting

The Company enters into operating lease agreements for retail boutiques, café locations, office space, and warehouse facilities. For lease agreements with terms greater than 12 months, the Company recognizes a right-of-use (“ROU”) asset and a corresponding lease liability on its consolidated balance sheets.

Lease liabilities are measured at the present value of future minimum lease payments over the lease term. The present value is determined by using a risk-free discount rate, as the rate implicit in the lease is not readily determinable. ROU assets are initially measured based on the lease liability, adjusted for any lease payments made at or before the commencement date.

Lease terms generally range from five to ten years and may include rent escalation clauses and options to renew. The Company includes renewal options in the lease term when it is reasonably certain that such options will be exercised. See Note 8.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as for operating loss and tax credit carryforwards. The Company assesses the realizability of deferred tax assets and records a valuation allowance when it is more likely than not that some or all the deferred tax assets will not be realized.

The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which the related temporary differences become deductible. In evaluating realizability, management considers, among other factors, projected future taxable income and available tax planning strategies. As of June 27, 2026 and December 31, 2025, management determined that it was more likely than not that the deferred tax assets would not be realized and, accordingly, recorded a full valuation allowance against the net deferred tax assets.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the periods in which the temporary differences are expected to be recovered or settled. The effect of changes in tax rates is recognized in income in the period that includes the enactment date.

The Company accounts for uncertain tax positions by recognizing the financial statement benefit of a tax position only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority. The Company recognizes interest and penalties related to uncertain tax positions, if any, in income tax expense.

The Company is subject to income tax examinations by federal and state tax authorities. The statute of limitations for federal and state income tax purposes is generally three and four years, respectively.

Comprehensive Loss

Total comprehensive loss represents all changes in equity during a period, other than those resulting from investments by, and distributions to, stockholders. For the Company, total comprehensive loss consists of net loss adjusted for foreign currency translation gains and losses.

Accumulated other comprehensive income (loss) (“AOCI”) represents the cumulative balance of other comprehensive income or loss as of the balance sheet date. For the Company, AOCI primarily consists of cumulative foreign currency translation adjustments.

Earnings Per Share

Basic earnings (loss) per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Net income (loss) available to common stockholders is determined by reducing net income by dividends declared on preferred stock and dividends accumulated on cumulative preferred stock, whether or not declared.

Diluted earnings (loss) per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding, including the effect of potentially dilutive common shares. Potentially dilutive shares consist of common shares issuable upon the exercise or vesting of stock options, warrants, and other contingent share arrangements, using the treasury stock method or other applicable methods, as appropriate.

Potentially dilutive securities were excluded from the computation of diluted earnings (loss) per share for the six months ended June 27, 2026 and June 28, 2025, as their inclusion would have been anti-dilutive.

	For the Period January 1, 2026 to June 27, 2026	For the Period January 1, 2025 to June 28, 2025
Basic and Diluted Net Loss Per Share
Net loss	$(3,850,163)	$(4,712,114)
Less: undeclared dividends on preferred stock	(1,243,983)	(930,582)
Net loss attributable to common shareholders	$(5,094,146)	$(5,642,696)
Weight average common shares outstanding	18,079,336	14,382,542
Net loss per share	$(0.28)	$(0.39)

Foreign Currency Transactions and Translation

The functional currency of the Company’s foreign subsidiaries is their respective local currency. Assets and liabilities of these subsidiaries are translated into the Company’s reporting currency, United States dollars (“USD”), at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing during the reporting period.

Equity accounts are translated at historical exchange rates. Translation adjustments resulting from the translation of financial statements into USD are recorded as a component of accumulated other comprehensive income (loss) within stockholders’ equity.

Foreign currency transactions are remeasured into the functional currency at exchange rates in effect at the time of the transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured at exchange rates in effect at the balance sheet date, with resulting gains and losses recognized in the consolidated statements of operations.

Recent Accounting Developments

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which is intended to enhance the transparency and usefulness of income tax disclosures. The amendments in ASU 2023-09 provide for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective prospectively to all annual periods beginning after December 15, 2025. We are currently evaluating the impact of this standard on our disclosures, and the Company will be including the required disclosures, if any, within the 2026 annual financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures,” (“ASU 2024-03”), which requires additional disclosures of the specific types of expenses included in the expense captions presented on the face of the income statement. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2027 and interim reporting periods within annual reporting periods beginning after December 15, 2028. The requirements will be applied prospectively, with the option for retrospective application. Early adoption is permitted. We are currently evaluating the impact of this standard on our disclosures.

All other new accounting pronouncements that have been issued, but are not yet effective are currently being evaluated and at this time are not expected to have a material impact on our financial positions or results of operations.

Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the unaudited consolidated financial statements through September 25, 2026, the date the unaudited consolidated financial statements were available for issuance.

NOTE 3 – Inventory

Inventory consists of the following:

	June 27, 2026	December 31, 2025
Raw materials	$404,752	$1,069,451
Finished goods	1,266,468	1,540,280
Supplies and other inventory	1,224,741	1,199,280
	2,895,961	3,809,011
Valuation reserve to net realizable value	(116,155)	(140,351)
	$2,779,806	$3,668,660

NOTE 4 – Property and Equipment

Property and equipment consist of the following:

	June 27, 2026	December 31, 2025
Equipment	$1,340,096	$1,175,552
Furniture and fixtures	485,755	461,286
Leasehold improvements	1,039,095	773,441
Software	231,315	231,315
Construction in progress	-	157,429
	3,096,261	2,799,023
Accumulated depreciation	(1,781,337)	(1,558,380)
	$1,314,924	$1,240,643

Construction in progress as of December 31, 2025 relates to the Caffe Luxxe Culver City, California café build-out, which was completed and opened in March 2026.

NOTE 5 – Goodwill, Intangible, and Other Assets

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations. Goodwill is not amortized but is evaluated for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount of a reporting unit may exceed its fair value.

The Company performs its goodwill impairment test at the reporting unit level by comparing the fair value of the reporting unit to its carrying amount. The Company estimates fair value using valuation techniques that include discounted cash flow analyses and market-based approaches, which incorporate significant assumptions such as projected revenue growth rates, operating margins, and discount rates.

No impairment charges were recognized during the interim period ended June 27, 2026 and year ended December 31, 2025.

Intangible Assets

Intangible assets consist of trade names, trademarks, and customer relationships acquired in business combinations.

Trade names and trademarks are considered indefinite-lived intangible assets and are not amortized, as the Company expects to generate cash flows from these assets indefinitely. These assets are tested for impairment annually or more frequently if events or circumstances indicate the asset may be impaired.

Customer relationships are considered finite-lived intangible assets and are amortized on a straight-line basis over their estimated useful life of 10 years.

Intangible assets consisted of the following as of June 27, 2026 and December 31, 2025:

	June 27, 2026			December 31, 2025
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trade names and trademarks	$6,966,306	$-	$6,966,306	$6,966,306	$-	$6,966,306
Customer relationships	6,750,000	(529,167)	6,220,833	6,750,000	(191,667)	6,558,333
Total	$13,716,306	$(529,167)	$13,187,139	$13,716,306	$(191,667)	$13,524,639

Amortization expense related to customer relationships was approximately $338,000 and $0 for the six months ended June 27, 2026 and June 28, 2025, respectively.

Estimated future amortization expenses related to customer relationships as of June 27, 2026 is as follows:

Year	Amount
Remainder of 2026	$337,500
2027	675,000
2028	675,000
2029	675,000
2030	675,000
Thereafter	3,183,333

Other Assets

Other assets consisted of security deposits related to the Company’s retail boutiques, cafés, office facilities, and warehouse leases. These deposits are held by landlords over the term of the respective lease agreements and are generally refundable upon expiration of the leases, subject to compliance with lease terms and conditions.

As of June 27, 2026 and December 31, 2025, other assets totaled approximately $272,000 and $324,000, respectively.

NOTE 6 – Accrued Expenses

Accrued expenses consist of the following:

	June 27, 2026	December 31, 2025
Credit card payable	$517,258	$660,911
Wages and benefits	760,813	558,512
Sales tax payable	177,689	277,581
Inventory received not billed	258,725	660,561
Other accrued liabilities	430,522	733,096
	$2,145,007	$2,890,661

NOTE 7 – Supplemental Cash Flow Information

	For the Period January 1, 2026 to June 27, 2026	For the Period January 1, 2025 to June 28, 2025
Cash paid during the period for:

Interest	$244,689	$174,468
Income taxes	7,504	16,591

Non-cash investing and financing activities:

Conversion of contingent equity consideration to common stock	1,003,436	-
Right-of-use assets recognized for new operating leases	1,638,947	-
Conversion of payroll liabilities converted to Series B Preferred Stock	-	25,000
Conversion of payroll liabilities converted to Series C Preferred Stock	-	50,000
Candy Club equipment financing	-	199,499
Caffe Luxxe equipment financing	9,860	-

NOTE 8 – Leases

The Company leases retail boutiques, cafés, office space and warehouse facilities under operating lease agreements. Lease terms generally range from five to ten years and may include rent escalation provisions and renewal options. Renewal options are included in the determination of right-of-use (“ROU”) assets and lease liabilities when the Company is reasonably certain to exercise such options.

Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets, and the related lease expense is recognized on a straight-line basis over the lease term. Certain leases also contain variable payments, including percentage rent and common area maintenance charges, which are expensed as incurred and are not included in the measurement of ROU assets and lease liabilities.

Effective May 1, 2026, the Company entered into a sublease agreement with a third party for its former BOXFOX warehouse in Hawthorne, California. The initial sublease term extended through August 31, 2026 and subsequently continued on a month-to-month basis through December 31, 2026. The Company remains obligated under the original lease agreement. Sublease income is recognized separately from the related lease expense and is included within ‘Other’ in Item 1 above.

The Company’s operating lease portfolio consists primarily of the following categories:

Leases	Classification	Financial Statement Caption	June 27, 2026	December 31, 2025
Assets
	Office and warehouse space	Right of use assets, net	$4,312,882	$2,358,060
	Retail store space	Right of use assets, net	599,962	2,376,030
	Caffe space	Right of use assets, net	4,504,640	4,493,280
Total Right of use assets, net			$9,417,484	$9,227,370
Liabilities
		Lease liabilities	2,906,106	3,067,819
		Lease liabilities, noncurrent portion	6,839,311	6,561,126
Total Lease Liability			$9,745,417	$9,628,945

Lease costs consisted of the following:

	For the Period January 1, 2026 to June 27, 2026	For the Period January 1, 2025 to June 28, 2025
Operating lease cost	$1,626,379	$1,096,678
Variable lease costs	597,976	388,317
Total lease cost	$2,224,355	$1,484,995

Future minimum lease payments under operating lease liabilities as of June 27, 2026 were as follows:

	Office and Warehouse Space	Retail Store Space	Caffe Space	Total
Remainder of 2026	$905,462	$370,069	$455,767	$1,731,298
2027	1,358,157	653,796	879,782	2,891,735
2028	1,143,166	107,676	758,551	2,009,393
2029	375,350	-	681,195	1,056,545
2030	161,989	-	466,469	628,458
Thereafter	965,029	-	1,438,716	2,403,745
Total Lease Payments	4,909,153	1,131,541	4,680,480	10,721,174
Less: Interest	(398,144)	(24,240)	(553,373)	(975,757)
Present value of lease liabilities	$4,511,009	$1,107,301	$4,127,107	$9,745,417

The following table presents the weighted average remaining term and weighted-average discount rate related to the Company’s operating leases:

	June 27, 2026	December 31, 2025
Weighted-average remaining lease term	5.03 yrs	4.47 yrs
Weighted-average discount rate	3.45%	3.35%

NOTE 9 – Debt

Senior Secured Line of Credit

The Company maintains a $4.0 million senior secured revolving line of credit with Austin Financial Services, Inc. that is primarily used to fund working capital requirements (“the Senior Secured Line of Credit”). The facility matures on May 24, 2028, subject to certain early termination provisions and fees.

Borrowings under the facility are limited to a borrowing base consisting primarily of up to 85% of eligible accounts receivable plus up to 65% of eligible inventory, subject to seasonal inventory sublimits and reserves established by AFS. Outstanding borrowings bear interest at the Prime Rate plus 2.50%. The facility also provides for an annual facility fee equal to 1.0% of the total commitment, a monthly collateral management fee equal to 0.60% of the average outstanding balance and a minimum monthly payment of $5,500.

As of June 27, 2026, $1.1 million was outstanding under the Senior Secured Line of Credit and the interest rate on outstanding borrowings was 9.25%. As of June 27, 2026, the Company had no additional borrowing availability under the facility due to the timing of customer receipts that had been remitted to AFS but had not yet been applied against outstanding borrowings.

The Senior Secured Line of Credit is secured by a first-priority security interest in substantially all of the Company’s assets. Pursuant to an intercreditor and subordination agreement, BLG holds a second-priority security interest, and certain other related parties, including Patrick Moore, hold subordinate security interests.

Subsequent to June 27, 2026, AFS provided notice of termination of the Senior Secured Line of Credit. The Company subsequently entered into a new financing arrangement and repaid the amounts outstanding under the AFS facility. See Note 14.

Bristol Luxury Group LLC Debt

The Company maintains a secured promissory note with BLG. The BLG Note bears interest at 12% per annum and is secured by substantially all of the Company’s assets, subject to the first-priority security interest of AFS. Interest may be paid in cash or in kind, and all interest through June 27, 2026 has been paid in kind. The BLG Note matures on May 1, 2028. The maturity date of the BLG Note has been extended from time to time by mutual agreement of the parties.

In the first half of 2026, the Company received $1.2 million of additional borrowings under the BLG Note, primarily to fund working capital requirements and costs associated with the Company’s Series D Convertible Preferred Stock offering.

As of June 27, 2026 and December 31, 2025, the outstanding balances under the BLG Note were $20.3 million and $16.7 million, respectively. The June 27, 2026 balance consisted of approximately $11.0 million of principal and $9.3 million of accrued paid-in-kind interest.

BLG has also periodically advanced funds to the Company outside of the BLG Note to support working capital requirements. These advances do not have formal repayment terms and are classified as due to related party, noncurrent, on the consolidated balance sheets. As of June 27, 2026 and December 31, 2025, approximately $1.4 million and $1.5 million, respectively, of such advances were outstanding.

Subsequent to June 27, 2026, BLG advanced an additional $0.5 million to the Company under the BLG Note to support working capital requirements.

Subsequent to June 27, 2026, on September 22, 2026, the Company entered into an exchange agreement with BLG pursuant to which approximately $14.7 million of indebtedness under the BLG Note, consisting of approximately $6.7 million of principal and $8.0 million of accrued interest, together with certain outstanding Series A Preferred Stock and related accrued dividends, was exchanged for newly authorized Series A1 Convertible Preferred Stock. As a result of the exchange, the indebtedness subject to the exchange was satisfied. See Note 14.

Patrick Moore Note

The Company has a secured promissory note payable to Patrick Moore (the “Patrick Moore Note”). As of June 27, 2026 and December 31, 2025, the outstanding balance was approximately $662,000 and $630,000, respectively. The Patrick Moore Note is included in “Secured subordinated promissory note payable to related party” on the consolidated balance sheets. The Patrick Moore Note bears interest at 10% per annum, payable in cash or in kind. All interest through June 27, 2026 was paid in kind and added to the principal balance of the note. The note matures on October 31, 2029 and is secured by substantially all of the Company’s assets, subject to the senior security interests of AFS and BLG.

Other Assumed Obligations

In connection with the BOXFOX Acquisition, the Company assumed certain financing and related party obligations. An obligation under the American Express Long Term Financial Relief Program, which had an outstanding balance at December 31, 2025, was fully repaid in April 2026. Other financing and related party obligations assumed in the BOXFOX Acquisition were fully repaid prior to January 1, 2026.

In connection with the Candy Club Acquisition, the Company entered into a fulfillment services agreement with Integrated Distribution Services, Inc., a third-party logistics company, under which the Company assumed the responsibility for Candy Club, LLC’s outstanding balance of an equipment loan. The obligation is amortized based on production activity under the agreement As of June 27, 2026 and December 31, 2025, approximately $115,000 and $168,000, respectively, were outstanding and classified within “Other current liabilities” in our consolidated balance sheets.

In connection with the Caffe Luxxe Acquisition, the Company assumed certain financing obligations. As of June 27, 2026 and December 31, 2025, approximately $56,000 and $63,000 was outstanding and classified within “Other current liabilities”, respectively, and approximately $20,000 and $42,000, respectively, was outstanding and classified within “Other noncurrent liabilities”.

NOTE 10 – Income Taxes

The Company maintains a full valuation allowance against its net deferred tax assets as of June 27, 2026 and December 31, 2025, as management has concluded that it is more likely than not that the deferred tax assets will not be realized. The Company’s deferred tax assets relate primarily to net operating loss carryforwards, depreciation and amortization, and accrued expenses.

As of June 27, 2026, the Company had federal and state net operating loss carryforwards of approximately $28.0 million and $22.1 million, respectively. The availability and utilization of the Company’s net operating loss carryforwards are subject to applicable limitations, including limitations resulting from changes in ownership under Section 382 of the Internal Revenue Code. Certain of the Company’s net operating loss carryforwards may be carried forward indefinitely, while others expire at various dates.

NOTE 11 – Commitments and Contingencies

Production Agreement

The Company utilizes a third-party co-packer located in Mexico for the assembly of certain of its products, which are subsequently transferred to the Company’s Las Vegas operations center.

The Company’s production agreement with the co-packer extends through June 30, 2029 and may be extended for additional one-year periods upon mutual agreement of both parties.

The agreement does not include minimum production requirements and provides for annual rate increases of 3.5%, effective January 1 of each year.

Legal Proceedings

The Company is involved in various claims and legal proceedings arising in the ordinary course of business. Management does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

NOTE 12 – Stockholders’ Equity

Common Stock

As of June 27, 2026, the Company had 18,158,582 shares of common stock outstanding, of which 12,500,000 shares, or approximately 68.8%, were held by BLG.

In connection with the BOXFOX Acquisition, 162,106 shares, representing 10% of the acquisition consideration, were subject to a holdback arrangement. The applicable conditions were satisfied, and the shares were issued on March 24, 2026.

In addition, Chelsea Moore and Jenni Stern were each eligible to receive a performance-based equity award pursuant to their respective employment agreements based on BOXFOX’s 2025 net revenue performance. The applicable performance condition was achieved, and each received 3,416 shares of common stock on April 30, 2026. The Company had previously recognized approximately $42,000 of stock-based compensation expense related to these awards during the year ended December 31, 2025.

In connection with the Caffe Luxxe Acquisition, 360,710 shares of common stock, representing 10% of the preliminary Caffe Luxxe Acquisition consideration, remain subject to a clawback arrangement and may be forfeited if certain performance conditions are not satisfied.

As of June 27, 2026, warrants to purchase 5,339 shares of common stock issued to StartEngine Primary, LLC in connection with the Company’s Regulation A offering remained outstanding. The warrants have an exercise price of $10.35 per share and expire on December 29, 2026.

Series A Preferred Stock

As of June 27, 2026 and December 31, 2025, BLG held all 800,000 issued and outstanding shares of the Company’s Series A Preferred Stock.

The Series A Preferred Stock has a stated value of $10 per share and accrues cumulative dividends at an annual rate of 12%, compounded monthly. Unpaid dividends accrue at an annual rate of 14%, compounded monthly. The Series A Preferred Stock may be redeemed by the Company for $10 per share plus accrued and unpaid dividends and has certain voting and protective rights, including with respect to the issuance of senior or pari passu securities, dividends on junior securities and amendments that adversely affect the rights of Series A holders. As of June 27, 2026 and December 31, 2025, undeclared dividends on the Series A Preferred Stock totaled $8.3 million and $7.3 million, respectively.

Series A1 Convertible Preferred Stock

Subsequent to June 27, 2026, on September 22, 2026, the Company entered into an exchange agreement with Bristol Luxury Group, LLC (“BLG”), the Company’s majority stockholder. Pursuant to the agreement, BLG exchanged 800,000 shares of the Company’s Series A Preferred Stock, with an aggregate stated value of $8.0 million, together with approximately $8.8 million of accrued and unpaid dividends thereon, and approximately $14.7 million of indebtedness under the Company’s senior secured note payable to BLG, for 31,514 shares of newly authorized Series A1 Convertible Preferred Stock with an aggregate stated value of approximately $31.5 million. See Note 14.

The Series A1 Convertible Preferred Stock has a stated value of $1,000 per share and provides for cumulative dividends at an annual rate of 8.0%. The Series A1 Convertible Preferred Stock is convertible at the option of the holder into shares of the Company’s common stock at an initial conversion price of $5.78 per share, subject to adjustment pursuant to the Certificate of Designations. The Series A1 Convertible Preferred Stock also contains certain anti-dilution, redemption, voting and protective provisions and provides the holder with certain participation rights with respect to subsequent financings.

Series B Preferred Stock

As of June 27, 2026 and December 31, 2025, the Company had 4,980 shares of 6% Series B Convertible Preferred Stock (“Series B Preferred Stock”) issued and outstanding, with a stated value of $1,000 per share. The Series B Preferred Stock is subordinate to the Series A Preferred Stock and accrues cumulative dividends at an annual rate of 6%.

As of June 27, 2026 and December 31, 2025, cumulative undeclared dividends on the Series B Preferred Stock were approximately $601,000 and $456,000, respectively.

In connection with the Series B offering, the Company issued warrants to purchase an aggregate 1,073,277 shares of common stock at exercise prices ranging from $4.64 to $5.57 per share. The warrants remain subject to their applicable terms, including certain beneficial ownership limitations.

Series C Preferred Stock

As of June 27, 2026 and December 31, 2025, the Company had 4,285 shares of 6% Series C Convertible Preferred Stock (“Series C Preferred Stock”) issued and outstanding, with a stated value of $1,000 per share. The Series C Preferred Stock is subordinate to the Series A Preferred Stock and has rights and preferences substantially similar to those of the Series B Preferred Stock.

As of June 27, 2026 and December 31, 2025, cumulative undeclared dividends on the Series C Preferred Stock were approximately $311,000 and $185,000, respectively.

In connection with Series C offering, the Company issued warrants to purchase 779,069 shares of common stock at an exercise price of $5.50 per share.

Series D Preferred Stock

As of June 27, 2026 and December 31, 2025, the Company had 0 shares of 6% Series D Convertible Preferred Stock (“Series D Preferred Stock”) issued and outstanding, with a stated value of $1,000 per share. The Series D Preferred Stock is subordinate to the Series A Preferred Stock and has rights and preferences substantially similar to those of the Series B Preferred Stock and Series C Preferred Stock.

As of June 27, 2026 and December 31, 2025, cumulative undeclared dividends on the Series D Preferred Stock were $0 and $0, respectively.

In connection with Series D offering, the Company will issue warrants to purchase shares of common stock at an exercise price of $5.78 per share.

NOTE 13 – Stock Options and Warrants

Stock Options

The Company maintains the 2020 Equity Incentive Plan (the “Plan”), which provides for the issuance of up to 700,000 shares of common stock through stock options and other equity-based awards to employees, directors and consultants.

As of June 27, 2026, the Company had 639,425 stock options outstanding and 60,575 shares available for future issuance under the Plan. Stock options generally have exercise prices equal to or greater than the fair market value of the Company’s common stock on the grant date and contractual terms not exceeding seven years.

Stock options generally vest over a four-year service period and become exercisable upon the occurrence of a qualifying liquidity event, including an initial public offering or change in control. Upon the occurrence of a qualifying liquidity event, any then-unvested options become fully vested immediately prior to the consummation of such event, subject to the terms of the Plan and applicable award agreements.

No stock-based compensation expense was recognized related to these awards during the six months ended June 27, 2026 or the year ended December 31, 2025 because the performance condition associated with the qualifying liquidity event was not considered probable as of the respective reporting dates.

The following table summarizes stock option activity for the six months ended June 27, 2026 and the year ended December 31, 2025:

	Number of Options	Weight Average Exercise Price
Outstanding at January 1, 2025	351,925	$5.50
Granted	273,000	$5.50
Expired/Cancelled	(80,500)	$5.50
Outstanding at December 31, 2025	544,425	$5.50
Granted	127,000	$5.50
Expired/Cancelled	(32,000)	$5.50
Outstanding at June 27, 2026	639,425	$5.50

Warrants

The following table summarizes the Company’s warrant activity and warrants outstanding as of June 27, 2026 and December 31, 2025:

	Warrants	Weight Average Exercise Price
Outstanding at January 1, 2025	948,766	$4.68
Granted	1,018,617	$5.39
Outstanding at December 31, 2025	1,967,383	$5.04
Granted	-	$-
Outstanding at June 27, 2026	1,967,383	$5.04

		Warrants Outstanding
Type	Grant Date	June 27, 2026	December 31, 2025	Exercise Price per Share	Expiration Date
Common Warrants	12/29/2021	5,339	5,339	$10.35	12/29/2026
Common Warrants	Various (1)	1,073,277	1,073,277	$4.64	(3)
Common Warrants	Various	9,698	9,698	$5.57	(3)
Common Warrants	Various (2)	879,069	879,069	$5.50	(3)

(1)	Includes 1,073,277 warrants issued in connection with the Series B Preferred Stock offering. The warrants have an exercise price of $4.64 per share.
(2)	Includes 879,069 warrants issued in connection with the Series C Preferred Stock offering and other financing transactions during 2025. The warrants have an exercise price of $5.50 per share, including 100,000 warrants issued in connection with a related party financing transaction.
(3)	Certain warrants expire five years following the “Going Public Date,” as defined in the applicable warrant agreements.

NOTE 14 – Subsequent Events

Termination of Senior Secured Line of Credit and Subsequent Financing

On July 31, 2026, AFS provided notice of termination of the Company’s Senior Secured Line of Credit. The termination was not related to a default by the Company under the facility.

On September 22, 2026, the Company entered into a revenue participation agreement with Vale Tactical Capital, LLC (“Vale”), pursuant to which the Company received gross proceeds of $2.0 million, less a $20,000 structuring and administrative fee, resulting in net proceeds of $1.98 million. The Company used a portion of the proceeds to repay in full all amounts outstanding under the AFS facility.

Under the agreement, Vale is entitled to receive an aggregate of $2.44 million through remittances equal to 3.43% of the Company’s future receipts during the first three months and 4.57% thereafter, subject to periodic reconciliation based on actual receipts. The agreement has no stated maturity date, although the estimated term is approximately 18 months. The agreement grants Vale a continuing first-priority security interest in certain accounts, payment intangibles and related proceeds and contains certain restrictions on additional revenue-based financing, asset dispositions and changes in control and AFS’s related security interests were released.

Exchange of Related Party Debt and Series A Preferred Stock

On September 22, 2026, the Company entered into an exchange agreement with Bristol Luxury Group, LLC (“BLG”), the Company’s majority stockholder. Pursuant to the agreement, BLG exchanged (i) 800,000 shares of the Company’s Series A Preferred Stock, with an aggregate stated value of $8.0 million, together with approximately $8.8 million of accrued and unpaid dividends thereon, and (ii) approximately $14.7 million of indebtedness under the Company’s senior secured note payable to BLG, consisting of approximately $6.7 million of principal and $8.0 million of accrued interest, for 31,514 shares of newly authorized Series A1 Convertible Preferred Stock with an aggregate stated value of approximately $31.5 million.

As a result of the exchange, the Series A Preferred Stock and related accrued and unpaid dividends were extinguished, and the indebtedness exchanged under the BLG senior secured note was satisfied. The exchange was effected pursuant to Section 3(a)(9) of the Securities Act of 1933, and BLG did not provide any additional consideration in connection with the exchange.

The Series A1 Convertible Preferred Stock has a stated value of $1,000 per share and provides for cumulative dividends at an annual rate of 8.0%. The Series A1 Convertible Preferred Stock is convertible at the option of the holder into shares of the Company’s common stock at an initial conversion price of $5.78 per share, subject to adjustment pursuant to the Certificate of Designations. The Series A1 Convertible Preferred Stock also contains certain anti-dilution, redemption, voting and protective provisions and provides the holder with certain participation rights with respect to subsequent financings.

Restructuring of Related Party Unsecured Payable

BLG has periodically provided cash advances to the Company, which are reflected as “Due to related party, noncurrent portion” in the consolidated balance sheets. Effective September 22, 2026, $1.25 million of these outstanding unsecured advances was restructured as principal indebtedness under the BLG Note. No additional cash proceeds were received by the Company in connection with the restructuring.

Series D Preferred Stock

The Company issued approximately 1,261 shares of Series D Preferred Stock for proceeds of approximately $1.3 million (net of approximately $288,000 of offering costs) through September 25, 2026. Additionally, in connection with the Series D offering, the Company issued warrants to purchase approximately 218,000 shares of common stock at an exercise price of $5.78 per share.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1 Certificate of Conversion and Certificate of Incorporation (1)

2.2 Bylaws (1)

2.3 Certificate of Correction to the Certificate of Incorporation of Sugarfina Corporation (2)

2.4 Amendment No. 1 to the Amended and Restated Limited Liability Company Agreement of Sugarfina Holdings LLC (2)

2.5 Conformed Certificate of Incorporation of Sugarfina Corporation (2)

2.6 Certificate of Designation of Preferences, Rights and Limitations of 6% Series B Convertible Preferred Stock (8)

2.7 Certificate of Designation of Preferences, Rights and Limitations of 6% Series C Convertible Preferred Stock (11)

2.8 Certificate of Designation of Preferences, Rights and Limitations of 6% Series D Convertible Preferred Stock (15)

2.9 Certificate of Designations of Series A1 Convertible Preferred Stock of Sugarfina Corporation #

3.1 Exchange Agreement (2)

3.2 SAFE Note Agreement with Nominee and Proxy (6)

3.3 Form of Subscription Agreement and Proxy (1)

3.4 Exchange Agreement by and between Sugarfina Corporation and Bristol Luxury, Group, LLC #

6.1 Amended and Restated Secured Promissory Note (11)

6.2 Security Agreement (1)

6.3 Employment Agreement of Scott LaPorta (1)

6.4 Services Agreement between Sugarfina, Inc. and Loginam, LLC (1)

6.5 First Amendment to Services Agreement between Sugarfina USA LLC and Loginam LLC (3)

6.6 Second Amendment to Services Agreement between Sugarfina USA LLC and Loginam LLC (5)

6.7 Sugarfina Corporation 2020 Equity Incentive Plan (2)

6.8 Option Award Agreement Pursuant to the Sugarfina Corporation 2020 Equity Incentive Plan (2)

6.9 Membership Interest Purchase Agreement (4) *

6.10 Loan and Security Agreement between Sugarfina Corporation, Sugarfina IP LLC, Sugarfina USA LLC and Austin Financial Services, Inc. (5)

6.11 Amendment Number One to Loan and Security Agreement between Sugarfina Corporation, Sugarfina IP LLC and Sugarfina USA LLC and Austin Financial Services, Inc. (5)

6.12 Intercompany Subordination Agreement between Sugarfina Corporation, Sugarfina IP LLC, Sugarfina USA LLC, Bristol Luxury Group LLC and Austin Financial Services, Inc. (5)

6.13 Amendment Number Two to Loan and Security Agreement between Sugarfina Corporation, Sugarfina IP LLC, Sugarfina USA LLC and Austin Financial Services, Inc. (7)

6.14 First Amendment to Employment Agreement of Scott LaPorta (7)

6.15 Third Amendment to Services Agreement between Sugarfina USA LLC and Loginam LLC (8)

6.16 Form of 6% Series B Preferred Stock Purchase Agreement (8)

6.17 Form of Series B Warrant (8)

6.18 Form of 6% Series C Preferred Stock Purchase Agreement (11)

6.19 Form of Series C Warrant (11)

6.20 Second Amendment to Employment Agreement of Scott LaPorta (11)

6.21 Amendment Number Three to Loan and Security Agreement between Sugarfina Corporation, Sugarfina IP LLC, Sugarfina USA LLC and Austin Financial Services, Inc. (11)

6.22 Joinder Agreement and Amendment Number Four to Loan and Security Agreement between Sugarfina Corporation, Sugarfina IP LLC, Sugarfina USA LLC, BOXFOX Inc. and Austin Financial Services, Inc. (12)

6.23 Joinder Agreement and Amendment Number Five to Loan and Security Agreement between Sugarfina Corporation, Sugarfina IP LLC, Sugarfina USA LLC, BOXFOX Inc., Candy Club Corporation and Austin Financial Services, Inc. (12)

6.24 Amendment Number Six to Loan and Security Agreement between Sugarfina Corporation, Sugarfina IP LLC, Sugarfina USA LLC, BOXFOX Inc., Candy Club Corporation and Austin Financial Services, Inc. (12)

6.25 Amendment Number Seven to Loan and Security Agreement and Waiver between Sugarfina Corporation, Sugarfina IP LLC, Sugarfina USA LLC, BOXFOX Inc., Candy Club Corporation and Austin Financial Services, Inc. (14)

6.26 Joinder Agreement and Amendment Number Eight to Loan and Security Agreement between Sugarfina Corporation, Sugarfina IP LLC, Sugarfina USA LLC, BOXFOX Inc., Candy Club Corporation, Artisanal Expressions, Inc. and Austin Financial Services, Inc. (14)

6.27 Form of 6% Series D Preferred Stock Purchase Agreement (15)

6.28 Form of Series D Warrant (15)

6.29 Vale Tactical Capital, LLC Revenue Participation Agreement #

6.30 Fourth Amendment to Services Agreement between Sugarfina USA LLC and Loginam LLC #

7.1 Asset Purchase Agreement by and among Sugarfina, Inc. and its subsidiaries and Sugarfina Acquisition Corp. (1)

7.2 Form Agreement and Plan of Merger with Respect to the BOXFOX, Inc. Merger (9)

7.3 Candy Club Asset Purchase Agreement (10)

7.4 Form Agreement and Plan of Merger with Respect to the Artisanal Expressions, Inc. Merger (13)

(1) Filed as an exhibit to the Sugarfina Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11352 and incorporated herein by reference).

(2) Filed as an exhibit to the Sugarfina Corp. Annual Report on Form 1-K (filed April 30, 2021, and incorporated herein by reference).

(3) Filed as an exhibit to the Sugarfina Corp. Semiannual Report on Form 1-SA (filed September 15, 2021, and incorporated herein by reference).

(4) Filed as an exhibit to the Sugarfina Corp. Regulation A Offering Statement on Form 1-A POS (Commission File No. 024-11352 and incorporated herein by reference).

(5) Filed as an exhibit to the Sugarfina Corp. Semiannual Report on Form 1-SA (filed September 27, 2022, and incorporated herein by reference).

(6) Filed as an exhibit to the Sugarfina Corp. Regulation Crowdfunding Offering Memorandum on Form C (Commission File No. 020-31647) (filed on January 20, 2023, and incorporated herein by reference).

(7) Filed as an exhibit to the Sugarfina Corp. Annual Report on Form 1-K (filed April 21, 2023, and incorporated herein by reference).

(8) Filed as an exhibit to the Sugarfina Corp. Annual Report on Form 1-K (filed April 29, 2024, and incorporated herein by reference).

(9) Filed as an exhibit to the Sugarfina Corp. Current Report on Form 1-U (filed November 5, 2024, and incorporated herein by reference).

(10) Filed as an exhibit to the Sugarfina Corp. Current Report on Form 1-U (filed March 5, 2025, and incorporated herein by reference).

(11) Filed as an exhibit to the Sugarfina Corp. Annual Report on Form 1-K (filed May 2, 2025, and incorporated herein by reference).

(12) Filed as an exhibit to the Sugarfina Corp. Semiannual Report on Form 1-SA (filed August 29, 2025, and incorporated herein by reference).

(13) Filed as an exhibit to the Sugarfina Corp. Current Report on Form 1-U (filed December 4, 2025, and incorporated herein by reference).

(14) Filed as an exhibit to the Sugarfina Corp. Annual Report on Form 1-K (filed April 30, 2026, and incorporated herein by reference).

(15) Filed as an exhibit to the Sugarfina Corp. Current Report on Form 1-U (filed June 3, 2026, and incorporated herein by reference).

* Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

# Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sugarfina Corporation

By:	/s/ Scott LaPorta
Scott LaPorta, Chief Executive Officer and Chief Operating Officer
Date: September 25, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Scott LaPorta
Chief Executive Officer, Chief Operating Officer and Director
Date: September 25, 2026

By:	/s/ Brian Garrett
Brian Garrett, Senior Vice President, Chief Financial Officer and Principal Accounting Officer
Date: September 25, 2026

By:	/s/ Paul L. Kessler
Paul L. Kessler, Director
Date: September 25, 2026

By:	/s/ Diana Derycz-Kessler
Diana Derycz-Kessler, Director
Date: September 25, 2026